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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1*

INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

460259500
(CUSIP Number)

John A. O'Malley
9162 Eton Avenue
Chatsworth, CA 91311
(818) 709-1244
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 25, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 460259500

1.	Names of Reporting Persons: Sysmex Corporation (formerly known as TOA Medical Electronics Co., Ltd.) S.S. or I.R.S. Identification Nos. of above persons: None

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization Japan

Number of	7.	Sole Voting Power 205,051
Shares
Beneficially	8.	Shared Voting Power 0
Owned by each
Reporting	9.	Sole Dispositive Power 205,051
Person with
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,051

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 2.0% (based on outstanding shares of 10,006,559 as reported in the last public filing of November 14, 2001)

14.	Type of Reporting Person (see Instructions)
CO

Item 1. Security and Issuer.

        This is the first amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the Issuer set forth on the cover page hereto (the "Prior Filing"). This amendment is being filed in order to amend Items 2, 5 and 7, and the cover pages thereto, of the Prior Filing.

Item 2. Identity and Background.

  (a)
  No change except TOA Medical Electronics Co., Ltd., is now known as Sysmex Corporation ("Sysmex") with its principal executive office at 1-5-1 Wakinohama-Kaigandori, Chuo-ku, Kobe 651-0073, Japan.

Item 5. Interest in Securities of the Issuer.

  (a)
  The aggregate number of shares of Common Stock of the Issuer beneficially owned by Sysmex is 205,051. As a result of the disposition of shares of the Issuer by Sysmex, and additional shares of Common Stock issued by the Issuer, this represents 2.0% of the outstanding Common Stock of the Issuer (rather than 5.3% as reported in the Prior Filing).

  (b)
  Sysmex has sole power to vote and to dispose of all of the 205,051 shares of the Common Stock of the Issuer.

  (c)
  Sysmex sold 126,800 shares through registered broker dealers at market price from time to time through February 7, 2002 and March 25, 2002.

  (e)
  As of October 1, 1999 (based on information reported by the Issuer), Sysmex Corporation owned (and continues to own) less than 5% of the Issuer's Common Stock. As a consequence, from and after such date Sysmex Corporation has not been the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

  1.
  Persons referenced in Item 2.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2002

/s/ HISASHI IETSUGU Hisashi Ietsugu President, Sysmex Corporation

EXHIBIT INDEX

Sequentially Numbered Page
1. Persons referenced In Item 2.

Exhibit 1
Directors and Executive Officers of Sysmex Corporation

        The name and principal occupation of each director and executive officer of Sysmex Corporation ("Sysmex") is listed below. The business address of each is Sysmex Corporation, 1-5-1 Wakinohama-Kaigandori, Chuo-ku, Kobe 651-0073, Japan.

Name	Position with Sysmex	Principal Occupation if other than with Sysmex
Hisashi Ietsugu	President and CEO
Kenichi Yukimoto	Senior Managing Director
Tokuhiro Okada	Managing Director
Mitsuo Waka	Managing Director
Eiichi Heki	Director
Tadashi Nakatani	Director
Masayoshi Hayashi	Director
Shigenori Ohigashi	Director
Hiroshi Yamamoto	Director
Yukio Nakajima	Director
Tameo Iwasaki	Director
Koji Tamura	Director

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SIGNATURE
EXHIBIT INDEX
Exhibit 1 Directors and Executive Officers of Sysmex Corporation